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Diane J. Harrison, Esq.
6860 Gulfport Blvd. S. No. 162
S. Pasadena, FL 33707
Phone/Fax: (727) 368-4448
E-mail: HarrisonDJEsq@tampabay.rr.com

April 6, 2006

Ms. Pamela A. Long, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 70010
100 F Street, NE
Washington D.C., 20549

Re: Irish Mag, Inc.
First Amendment to Registration Statement on Form SB-2
File No. 333-132119
Filed: April 6, 2006

Dear Ms. Long:

The table below contains Irish Mag, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated March 23, 2006. On behalf of the Company, on April 6, 2006, I transmitted via EDGAR the Company’s First Amendment to Registration Statement on Form SB-2. Furthermore, to facilitate your review, the Company also transmitted via EDGAR a “.pdf” version of the “red-lined” document which clearly shows each and every change: deleted text (“blue strike-out text”), inserted text (“red text”), and moved text (“yellow”).

General
1. Revision made in accordance with your comment.
2. Revision made in accordance with your comment.

3. We thank you for the referral to Rule 415(a)(4) of the Securities Act of 1933. Upon review of this section we believe that we have correctly identified our offering. Rule 415(a)(4) of the Securities Act of 1933 states that “In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term “at the market offering” means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price”. We believe that our securities do not meet the definition “at the market offering” as we do not have an existing trading market for outstanding shares of the same class. Further, (a)(1)(x) of this section pertains to securities registered (or qualified to be registered) on form S-3 or F-3 which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant... We propound that our offering is covered by (a)(1)(ix) which states that “Securities the offering of which will be commenced promptly, will be made on a continuous basis and may continue for a period in excess of 30 days from the date of initial effectiveness;”. If we are not specifically covered by this section we will amend our registration according to your comment.

Cover Page of the Prospectus.
4. Revisions made in accordance with your comment.
5. We have corrected these conflicting statements for clarification. The conflicting statement in the Plan of Distribution has been deleted.
6. This table has been corrected in accordance with your comment.
7. This statement has been deleted according to your comment.
Risk Factors
8. Revisions made in accordance with your comment.
(3) We Have Generated Profits Since Changing Our Method of Operations
9. Revisions made in accordance with your comment.
10.Revisions made in accordance with your comment. We changed risk factors number 4 and 7 to be more diverse.
Since We Are Selling up to 1,000,000 Shares of Our Common Stock on a Self-underwritten Basis...
11. Revisions made in accordance with your comment. The second sentence has been deleted.
12. Revision made in accordance with your comment.
(12) Our Lack of Business Diversification...
13. Disclosure modifications have been made in accordance with your comment.
Our Revenues Will be Greatly Affected...
14. Revisions made in accordance with your comment.
A Note Concerning Forward-Looking Statements
15. Revision made in accordance with your comment.
16. Revisions made in accordance with your comment.
17. Revision made in accordance with your comment.
Dilution
18. This table has been revised in accordance with your comment.
Selling Security Holders
19. This was a typo and this has been corrected.
20. We have added robust discussion regarding Rule 3a4-1 from the Securities Exchange Act of 1934 as to why Mr. Maguire qualifies for the safe harbor from broker dealer registration.
21. We have disclosed Mr. Maguire as an underwriter for the offering.
22. Revision made in accordance with your comment.
23. We have deleted this wording according to your comment.
24. Revision made in accordance with your comment.
Description of Business
26. Additional disclosure has been made in accordance with your comment.
(4) Our Competition
27. Additional disclosure has been made in accordance with your comment.
28. We have added specific disclosure in accordance with your comment.
(9) Government Regulation
29. Additional disclosure has been made in accordance with your comment.
Reports to Security Holders
30. Revision made in accordance with your comment.
Management’s Discussion and Analysis of Financial Condition
Our Business
31. Revision made in accordance with your comment.
32. We have deleted information as well as modified information to accommodate your comment.
33. Revision made in accordance with your comment.
34. Revision made in accordance with your comment.
35. Revision made in accordance with your comment.
36. Revision made in accordance with your comment.
(c) Other Markets
37. Revision made in accordance with your comment.
Results of Operations
38. Revision made in accordance with your comment.
Liquidity & Capital Resources
39. Revision made in accordance with your comment.
40. Revision made in accordance with your comment.
Directors, Executive Officers, Promoters and Control Persons
41. We apologize for missing this rather simple piece of information. Disclosure has been modified.
42. Revision made in accordance with your comment.
Description of Securities
43. We have deleted this information per your directions.
Experts
44. Revision made in accordance with your comment.
Financial Statements for the year ended December 31, 2005
45. We will address each of the line items covered below in your comment.

(1) All the parties who have purchased stock in the company have been disclosed in Item 26. Recent sales of unregistered securities.

(2) The consideration has been specifically identified in Item 26.

(3) In order to be fair to all investors, prior and new, the Board of Directors used the original par value of Ten Dollars and NO/100.  This alleviated any need for justifying any change in the price charged to any given shareholder(s).  This made our valuation contemporaneous to the original par value.

(4) The Board of Directors, and a unanimous vote of the shareholders, believed that shares priced in the offering should be valued at a multiple of per share earnings.  A reasonable multiple of sixteen (16) was used.  The amount was then rounded to the nearest dollar arriving at our offering price of $1.00 per share.

(5) To avoid the appearance of disparity among the purchase price to purchasers outside our offering, it was determined that the fairest method to be used would be the par value of $10.00 per share.  This eliminated any arbitrary factors and was accepted by all the shareholders as a fair and equitable method.

46. We will address each of the line items covered below in your comment.

(1) The reason for the issuance was twofold.  We wanted to augment our shareholder list with individuals we felt could contribute their business expertise for a small capital investment.

(2) We have specifically identified the consideration for the additional shares in Item 26. of our SB-2.

(3) Again, The Board of Directors, and a unanimous vote of the shareholders, believed that shares priced in the sale of unregistered securities would best if sold at par value (10.00).  This eliminated any need for evaluation by an outside company.  Considering the size of our organization, the Board of Directors believed the matter was best handled internally.

(4) There were thirty-five (3) shares issued and disclosed in Item 26 of our SB-2.

(5) The Board of Directors, and a unanimous vote of the shareholders, believed that shares priced in the offering should be valued at a multiple of per share earnings.  A reasonable multiple of sixteen (16) was used.  The amount was then rounded to the nearest dollar arriving at our offering price of $1.00 per share.  We believe this is a fair value of our common stock.

(6) We have no conversion or redemption features to our common stock.

(7) Our valuation we believe is retrospective to our original par value.

(8) We did not use a "valuation" specialist.  Our Board of Directors discussed these matters with a vote of the shareholders, with unanimous agreement by the same, as to our valuations.

Note B - Significant Accounting Policies
Fixed Assets
47. Our financial statements have been revised in accordance with your comment.
Income Taxes
48. Our financial statements have been revised in accordance with your comment.
Note E - Earnings Per Common Share
49. Our financial statements have been revised in accordance with your comment.
Note G - Subsequent Event
50. Our financial statements have been revised in accordance with your comment.
Item 26. Recent Sales of Unregistered Securities

51. This disclosure was confusing regarding the authorization of the sale of fifty (50) shares and the fact that only thirty-five (35) were sold.  Revision made in accordance with your comment to clarify this fact..

Should you have any questions or comments, please do not hesitate to e-mail me via <HarrisonDJEsq@tampabay.rr.com> or call me at (727) 368-4448.

Sincerely,
/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosures (4)
1. Avalon Development Enterprises, Inc. SB-2/A-3
2. Adobe Acrobat (.pdf) Avalon Development Enterprises, Inc. SB-2/A-3 Red-lined
3. Exhibit 5.3: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.
4. Exhibit 23.3: Consent of Experts and Counsel: Independent Auditor's Consent by Randall N. Drake, C.P.A.